UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER

SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-37403

FLUTTER ENTERTAINMENT PLC

(Exact name of registrant as specified in its charter)

Belfield Office Park, Beech Hill Road,

Clonskeagh, Dublin 4, D04 V97Z

Ireland

(Address of principal executive offices)

Common shares, no par value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☒ (for successor companies)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A	Flutter Entertainment plc (“Flutter”) is a successor issuer that is filing this Form 15F pursuant to Rule 12h-6(d) and is relying on the reporting history of The Stars Group Inc. (“The Stars Group”), the issuer to which Flutter has succeeded under Rule 12g-3. An all-share combination by way of a plan of arrangement under the Business Corporations Act (Ontario) (the “Arrangement”) of The Stars Group with Flutter was implemented on May 5, 2020 through an acquisition of all of the issued and outstanding common shares of The Stars Group (“Common Shares”) by Flutter in exchange for ordinary shares of Flutter (“Flutter Shares”). The Flutter Shares issued pursuant to the Arrangement were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 provided by Section 3(a)(10) thereof on the basis of the approval of the Ontario Superior Court of Justice (Commercial List). As a result of the Arrangement, Flutter became the holder of all of the Common Shares and established itself, pursuant to Rule 12g-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the successor issuer to The Stars Group.

The Stars Group (Commission file number 001-37403) first incurred the duty to file reports under section 13(a) or section 15(d) of the Exchange Act on May 26, 2015 when the registration statement on Form 40-F of Amaya Inc., the predecessor company of The Stars Group, became effective upon filing with the Securities and Exchange Commission.

B.	The Stars Group has filed or submitted all reports required under section 13(a) and 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form, and has filed at least one annual report on Form 40-F under section 13(a) during this period.

Item 2.	Recent United States Market Activity

Flutter’s securities have not been sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”).

Item 3.	Foreign Listing and Primary Trading Market

A.	Flutter has maintained a listing of its ordinary shares on the London Stock Exchange, or LSE, which is located in the United Kingdom. For the 12-month period beginning May 1, 2019 and ending April 30, 2020, the United Kingdom constituted the primary trading market for Flutter’s ordinary shares.

B.	Flutter (then named Paddy Power) initially listed its ordinary shares on the LSE on December 7, 2000. Flutter has maintained a listing of its ordinary shares on the LSE for at least the 12 months preceding the filing of this Form.

C.	The percentage of trading in Flutter’s ordinary shares that occurred in the United Kingdom for the 12-month period beginning May 1, 2019 and ending April 30, 2020 was 70% of the worldwide trading volume.

Item 4.	Comparative Trading Volume Data

Flutter’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A.	The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is May 1, 2019 to April 30, 2020.

B.	During this 12-month period, the average daily trading volume of Flutter’s ordinary shares in the United States and on a worldwide basis was 51,045 shares and 986,912 shares, respectively.

C.	For the same 12-month period, the average daily trading volume of Flutter’s ordinary shares in the United States represented 4.9% as a percentage of the average daily trading volume for that class of securities on a worldwide basis.

D.	Not applicable.

E.	Flutter has not terminated a sponsored American Depositary Receipt (ADR) facility regarding its ordinary shares.

F.	Flutter used Bloomberg as the source of the trading volume information for determining whether it meets the requirements of Rule 12h-6.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.	As required by Rule 12h-6(h), Flutter published a notice disclosing its intent to terminate its duty, as a successor issuer to The Stars Group, to file reports under section 13(a) and section 15(d) of the Exchange Act on May 15, 2020.

B.	The notice was disseminated in the United States via PR Newswire. In addition, the notice is attached as Exhibit 99.1 to this Form 15F and will be posted on Flutter’s website (https://www.flutter.com/investors).

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

Flutter will publish the information required by Rule 12g3-2(b)(1)(iii) on its internet website at https://www.flutter.com/investors. The information required by Rule 12g3-2(b)(1)(iii) will also be available on the website of the London Stock Exchange at https://www.londonstockexchange.com/exchange/news/market-news/market-news-home.html

PART III

Item 10.	Exhibits

Attached as Exhibit 99.1 to this Form 15F is a copy of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing Flutter’s intent to terminate its duty, as a successor issuer to The Stars Group, to file reports under section 13(a) or 15(d) of the Exchange Act or both.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Flutter Entertainment plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Flutter Entertainment plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Flutter Entertainment plc

Dated: May 15, 2020	By:	/s/ Gary McCann
	Name:	Gary McCann
	Title:	Chairman